SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Blocklisting  Six Monthly  Return
                                ---------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE  11 APRIL 2006


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      11 April 2006


1. Name of applicant:                   AMVESCAP PLC


2. Name of scheme:                      AMVESCAP PLC SHARESAVE

3. Period of return:    From:  11 OCTOBER 2005  To:    10 APRIL 2006


4. Balance under scheme from
   previous return:                     490,258


5. The amount by which the              800,000
   block scheme has been
   increased, if the scheme has
   been increased since the date
   of the last return


6. Number of securities issued/
   allotted under scheme
   during period:                       628,251


7. Balance under scheme not yet         662,007
   issued/allotted at end
   of period


8. Number and class of securities
   originally listed and the date
   of admission                         2,527,243 ORDINARY SHARES OF 25P
                                        EACH LISTED ON 11 OCTOBER 2000.


9. Total number of securities
   in issue at the end of the
   period.                              821,691,627 ORDINARY SHARES OF US$0.10


Name of contact:                        ANGELA TULLY

Address of contact:                     30 FINSBURY SQUARE, LONDON EC2

Telephone number of contact:            020 7065 3652

SIGNED BY   A. Tully_
            Assistant Company Secretary for and on behalf of

            AMVESCAP PLC

            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  11 April, 2006                   By   /s/  Angela Tully
      --------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary